UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 2, 2006**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 2, 2006, Caterpillar Inc. entered into a Credit Agreement ("bridge facility") with Citibank, N.A. Caterpillar entered into the bridge facility for the main purpose of financing its acquisition of Progress Rail Services, Inc. previously announced on May 16, 2006, as well as for other general corporate purposes.

Under the terms of the bridge facility, Caterpillar has the ability to borrow up to $1 billion in exchange for its issuance of commercial paper. This bridge facility is intended to serve as a backstop to Caterpillar's commercial paper program. The bridge facility will terminate on September 30, 2006, however, Caterpillar may elect to terminate the facility earlier or engage in other forms of financing to replace the facility.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


June 8, 2006   By: /s/ James B. Buda
                                                            James B. Buda
                                                            Vice President